Exhibit 11

OURPET’S COMPANY AND SUBSIDIARIES

STATEMENT OF COMPUTATION OF NET LOSS PER SHARE

For the three months ended March 31, 2004 and March 31, 2003

	2004	2003

Net income	$7,731	$10,139

Preferred Stock dividend requirements	17,653	17,507

Net loss attributable to common stockholders	$(9,922)	$(7,368)

Weighted average number of common shares outstanding	11,700,473	11,188,297

Net loss per common share	$—	$—